Exhibit 21 - Subsidiaries of Registrant

Name of Subsidiary	State of Incorporation or Organization

Community Bank of Southern Indiana Indiana
CBSI Holdings, Inc.	Nevada
CBSI Investments, Inc.	Nevada
CBSI Investment Portfolio Management, LLC	Nevada
CBSI Development Fund, Inc.	Indiana
First Community Service Corporation	Indiana

Community Bank of Kentucky	Kentucky
Nelson Service Corporation	Kentucky